                                                                 Exhibit (a)(1)
                           OFFER TO PURCHASE FOR CASH

                      ALL OF THE OUTSTANDING COMMON SHARES
                                       OF

                        ARDEN INDUSTRIAL PRODUCTS, INC.
                                       AT

                              $6.00 NET PER SHARE
                                       BY

                          P O ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF

                           PARK-OHIO INDUSTRIES, INC.

           THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
  NEW YORK CITY TIME, ON FRIDAY, JULY 25, 1997, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT WITHDRAWN, A NUMBER OF SHARES (AS DEFINED) WHICH WILL CONSTITUTE AT LEAST 50.1% OF THE COMBINED VOTING POWER OF THE VOTING SECURITIES OF ARDEN INDUSTRIAL PRODUCTS, INC. ("COMPANY") ON A FULLY DILUTED BASIS AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER.

     THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS, HAS APPROVED THE OFFER AND THE MERGER AND RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER.

                                   IMPORTANT

     On June 16, 1997, Park-Ohio Industries, Inc., an Ohio corporation ("Parent"), P O Acquisition Corporation, a Minnesota corporation and a wholly owned subsidiary of Parent ("Purchaser"), and Arden Industrial Products, Inc., a Minnesota corporation ("Company"), entered into an Agreement and Plan of Merger which provides, among other things, that as promptly as practicable following consummation of the offer made hereby, the parties thereto shall, subject to the terms and conditions provided therein, cause the Purchaser to be merged with and into the Company.

     Any shareholder desiring to tender all or any portion of his or her common shares ("Shares"), par value $.01 per Share, of the Company should either (a) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, have his or her signature thereon guaranteed if required by Instruction 1 of the Letter of Transmittal and mail or deliver the Letter of Transmittal or such facsimile with his or her certificate(s) for the tendered Shares and any other required documents to the Depositary, or follow the procedure for book-entry transfer of Shares set forth in Section 3 of this Offer to Purchase, or (b) request his or her broker, dealer, bank, trust company or other nominee to effect the transaction for such shareholder. Shareholders having Shares registered in the name of a broker, dealer, bank, trust company or other nominee are urged to contact such broker, dealer, bank, trust company or other nominee if they desire to tender Shares so registered.

     A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

     Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or to brokers, dealers, banks or trust companies.

                            ------------------------

                      The Dealer Manager for the Offer is:
                         VALUE INVESTING PARTNERS, INC.
                                 June 26, 1997

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
INTRODUCTION.........................................................      1
THE TENDER OFFER.....................................................      3
 1. Terms of the Offer...............................................      3
 2. Acceptance for Payment and Payment for Shares....................      4
 3. Procedure for Tendering Shares...................................      5
 4. Rights of Withdrawal.............................................      7
 5. Certain Federal Income Tax Consequences of the Offer.............      7
 6. Price Range of Shares; Dividends.................................      8
 7. Effect of the Offer on Market for the Shares, NASDAQ Quotation,        8
    and Exchange Act Registration....................................
 8. Certain Information Concerning the Company.......................      9
 9. Certain Information Concerning the Purchaser and Parent..........     10
10. Background of the Offer; Contacts with the Company...............     12
11. Purpose of the Offer; Plans for the Company; the Merger               12
    Agreement; Dissenters' Rights....................................
12. Source and Amount of Funds.......................................     17
13. Certain Conditions of the Offer..................................     18
14. Certain Legal Matters............................................     19
15. Fees and Expenses................................................     21
16. Miscellaneous....................................................     21
SCHEDULE A...........................................................    A-1

TO THE HOLDERS OF COMMON SHARES
OF ARDEN INDUSTRIAL PRODUCTS, INC.:

                                  INTRODUCTION

     P O Acquisition Corporation, a Minnesota corporation ("Purchaser") and a wholly owned subsidiary of Park-Ohio Industries, Inc., an Ohio corporation ("Parent"), hereby offers to purchase all of the outstanding common shares ("Shares"), par value $.01 per Share, of Arden Industrial Products, Inc., a Minnesota corporation ("Company"), at $6.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering shareholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. The Purchaser will pay the charges and expenses of Value Investing Partners, Inc. ("Dealer Manager"), National City Bank ("Depositary") and Corporate Investor Communications, Inc. ("Information Agent") in connection with the Offer, as described herein. See Section 15.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT WITHDRAWN, A NUMBER OF SHARES WHICH WILL CONSTITUTE AT LEAST 50.1% OF THE COMBINED VOTING POWER OF THE VOTING SECURITIES OF THE COMPANY ON A FULLY DILUTED BASIS AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER ("MINIMUM CONDITION"). SEE
SECTION 13.

     THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS, HAS APPROVED THE OFFER AND THE MERGER AND RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 16, 1997 ("Merger Agreement"), among the Company, Parent and the Purchaser, pursuant to which, after the completion of the Offer, the Purchaser will be merged with and into the Company and each outstanding Share (other than Shares owned by shareholders exercising their dissenters' rights in accordance with Section 302A.473 of the Minnesota Business Corporation Act ("MBCA")), will be converted into and represent the right to receive $6.00 in cash ("Offer Price") or any higher price paid for Shares pursuant to the Offer. The Merger Agreement is more fully described in Section 11 below.

     According to the Company, as of June 10, 1997 there were 6,989,456 Shares outstanding and approximately 815,459 Shares subject to issuance pursuant to the Company's stock option and incentive plans.

PURPOSE OF THE OFFER; THE MERGER

     The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. The Merger Agreement provides that as soon as practicable upon consummation of the Offer, the parties thereto shall, subject to the terms and conditions provided therein, effect the Merger between the Company and the Purchaser, pursuant to which each then outstanding Share (other than Shares owned by shareholders exercising their dissenters' rights in accordance with
Section 302A.473 of the MBCA) will be converted pursuant to the terms of the Merger into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer. See Section 11.

MINIMUM CONDITION

     The Offer is conditioned on, among other things, there being validly tendered prior to the expiration of the Offer and not withdrawn, a number of Shares which will constitute at least 50.1% of the combined voting power of the voting securities of the Company on a fully diluted basis as of the date the Shares are accepted for payment pursuant to the Offer ("Minimum Condition"). The Purchaser may, in its sole discretion, waive any one or more of the conditions of the Offer, including the Minimum Condition. See Section 13. The

Company has represented in Section 5.3 of the Merger Agreement that as of June 10, 1997, there were 6,989,456 Shares issued and outstanding and stock options outstanding to purchase an aggregate of approximately 815,459 Shares.

     Based on the foregoing, the Purchaser believes there are approximately 7,804,915 Shares outstanding on a fully diluted basis. Accordingly, the Purchaser believes that the Minimum Condition would be satisfied if at least 3,910,263 Shares are validly tendered prior to the Expiration Date and not withdrawn.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1.  TERMS OF THE OFFER.

     Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as herein defined) and not withdrawn, as permitted by Section 4. The term "Expiration Date" means 5:00 p.m., New York City time, on Friday, July 25, 1997, unless and until the Purchaser shall have extended the period for which the Offer is open pursuant to the terms of the Merger Agreement, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended, shall expire.

     Without the written consent of the Company, Purchaser will not decrease the Offer Price, change the number of Shares sought to an amount less than 50.1% of the outstanding Shares, change the form of consideration to be paid pursuant to the Offer or impose conditions to the Offer in addition to those set forth on Annex A to the Merger Agreement, or amend any other term or condition of the Offer in any manner (except as may be required pursuant to the applicable regulations of the Securities and Exchange Commission ("Commission")) which is adverse to the holders of the Shares; provided, however, that if on a scheduled expiration date of the Offer, all conditions of the Offer shall not have been satisfied or waived, the Offer may be extended from time to time without the consent of the Company for such period of time as is reasonably expected to be necessary to satisfy the unsatisfied conditions; and provided further, that if as of a scheduled expiration date all of the conditions of the Offer shall have been satisfied and in excess of 80% but less than 90% of the outstanding Shares shall have been tendered, Purchaser may extend the Offer for up to an additional ten business days.

     Any extension will be made by giving oral or written notice of such extension to the Depositary. Any such extension will also be publicly announced by press release issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw his or her Shares. See Section 4. Subject to the applicable regulations of the Commission and the qualifications set forth in the foregoing paragraph, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares or to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment, or paid for, upon the occurrence of any condition to the Offer contained in Annex A to the Merger Agreement and (ii) to waive any condition or otherwise amend the Offer, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof. If the Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not withdrawn, and, subject to
(i) above, will promptly pay for all Shares so accepted for payment. The Purchaser confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934 ("Exchange Act"), which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

     Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     In the event that Purchaser shall make a material change in the terms of the Offer or the information concerning the Offer, or shall waive a material condition of the Offer, the Offer will be extended to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act.

     If, prior to the Expiration Date, the Purchaser shall decrease the percentage of Shares being sought or increase or decrease the consideration offered to holders of Shares, such increase or decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any increase or decrease is first published, sent or given to holder of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such ten business-day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

     The Company has provided the Purchaser, the Depositary and the Information Agent with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares whose names appear on the Company's shareholder list and is being furnished, for subsequent transmittal to beneficial owners of shares, to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the later of
(a) the expiration or termination of the waiting period applicable to the acquisition of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("H-S-R Act"), and (b) the Expiration Date. Parent filed a Notification and Report Form under the H-S-R Act on June 26, 1997, and, accordingly, unless earlier terminated or extended by a request for additional information, the waiting period under the H-S-R Act is scheduled to expire at 11:59 p.m., New York City time, on July 11, 1997. See
Section 14. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. See Section 13. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Depository Trust Company ("Depository Institution")), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purpose of receiving payments from the Purchaser and transmitting such payments to the tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

     If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer of such shares into the Depositary's account at the Depository Institution pursuant to the procedures set forth in
Section 3, such Shares will be credited to an account maintained with the Depository Institution), as soon as practicable following expiration or termination of the Offer.

3.  PROCEDURE FOR TENDERING SHARES.

     Valid Tender of Shares

     For a shareholder validly to tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal or manually executed facsimile thereof, together with any required signature guarantees and any other required documents, must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) certificates for tendered Shares must be received by the Depositary at such address, (b) such Shares must be tendered pursuant to the procedures for book-entry transfer set forth below (and a confirmation of receipt of such tender received), or (c) such shareholder must comply with the guaranteed delivery procedure set forth below, in each case prior to the Expiration Date.

     Book-Entry Transfer

     The Depositary will establish accounts with respect to the Shares at the Depository Institution for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Depository Institution's system may make book-entry delivery of the Shares by causing the Depository Institution to transfer such Shares into the Depositary's account in accordance with the Depository Institution's procedure for such transfer. However, although delivery of Shares may be effected through book-entry at the Depository Institution, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Depositary at one or more of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal or any other required documents to the Depository Institution shall not constitute delivery to the Depositary.

     Signature Guarantees

     Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of a recognized Medallion Program approved by the Securities Transfer Association Inc. (an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered shareholder who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 in the Letter of Transmittal. If the certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if certificates for unpurchased securities are to be issued to a person other than the registered owner(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed as aforesaid.

     THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF EACH TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, A SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH HIS OR HER CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY WHETHER HE OR SHE IS SUBJECT TO BACKUP WITHHOLDING OF FEDERAL INCOME TAX BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL.

     Guaranteed Delivery

     If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates are not immediately available or such shareholder cannot deliver the certificates and all other required documents to the Depositary prior to the Expiration Date or such shareholder cannot complete the procedure for book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

          a. such tenders are made by or through an Eligible Institution;

          b. a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary as provided below on or prior to the Expiration Date; and

          c. the certificates for all tendered Shares (or a confirmation of a book-entry transfer of such securities into the Depositary's account at the Depository Institution as described above), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and all other documents required by the Letter of Transmittal are received by the Depositary within three (3) NASDAQ Stock Market trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a signature guaranteed by an Eligible Institution in the form set forth in such Notice.

     Other Requirements

     In all cases, notwithstanding any other provision hereof, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for Shares (or a confirmation of a book-entry transfer of such securities into the Depositary's account at the Depository Institution as described above), properly completed and duly executed Letter(s) of Transmittal (or facsimile(s) thereof) and any other required documents.

     By executing a Letter of Transmittal as set forth above, the tendering shareholder irrevocably appoints designees of the Purchaser as such shareholder's attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after June 26, 1997. Such appointment is effective when, and only to the extent that, the Purchaser deposits the payment for such Shares with the Depositary. All such proxies shall be considered coupled with an interest in the tendered Shares and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies given by such shareholder will be revoked, and no subsequent proxies may be given (and, if given, will not be deemed effective). The Purchaser's designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the shareholders of the Company, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares.

     Determination of Validity

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser and Parent, in their sole discretion, which determination shall be final and binding. The Purchaser and Parent reserve the absolute right to reject any and all tenders determined by them not to be in proper form or the acceptance for payment of which may, in the opinion of their counsel, be unlawful. The Purchaser and Parent also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither the Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. The Purchaser's and Parent's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

     The tender of Shares pursuant to any of the procedures described above will constitute an agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

4.  RIGHTS OF WITHDRAWAL.

     Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after August 25, 1997.

     For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Depository Institution to be credited with the withdrawn Shares and otherwise comply with the Depository Institution's procedures. If certificates have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser and Parent, in their sole discretion, which determination shall be final and binding. None of the Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in Section 3 at any time prior to the Expiration Date.

     If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Purchaser's rights under this Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this
Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER

     Sales of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger will be taxable transactions for federal income tax purposes and may also be taxable under applicable state, local and other tax laws. In general, for federal income tax purposes, a shareholder whose Shares are purchased pursuant to the Offer or who receives cash as a result of the Merger will realize gain or loss equal to the difference between the adjusted basis of the Shares sold or exchanged and the amount of cash received therefor. Such gain or loss will be capital gain or loss if the Shares are held as capital assets by the shareholder.

     THE INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO SHAREHOLDERS IN SPECIAL SITUATIONS SUCH AS SHAREHOLDERS WHO RECEIVED THEIR SHARES UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION AND SHAREHOLDERS WHO ARE NOT UNITED STATES CITIZENS OR RESIDENTS. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX

CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

6.  PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares is listed on the NASDAQ National Market System ("NASDAQ/NMS") under the symbol "AFAS." The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for the Shares on the NASDAQ/NMS based upon public sources. The Company has never paid cash dividends on the Shares.

                                                                            COMMON
                                                                         STOCK PRICE
                                                                         ------------
                                  FISCAL YEAR                            HIGH     LOW
        ---------------------------------------------------------------  ----     ---
        Year ended June 30, 1995:
          First Quarter................................................  $13  1/8 $9  3/8
          Second Quarter...............................................  $10  1/4 $6  1/4
          Third Quarter................................................  $ 8  1/4 $5  3/4
          Fourth Quarter...............................................  $ 9      $6
        Year ended June 30, 1996:
          First Quarter................................................  $ 9  1/2 $7
          Second Quarter...............................................  $ 8  1/4 $4  7/8
          Third Quarter................................................  $ 5  1/4 $4
          Fourth Quarter...............................................  $ 5  3/4 $4  1/2
        Year ended June 30, 1997:
          First Quarter................................................  $ 5  1/2 $4
          Second Quarter...............................................  $ 5  3/8 $4  5/8
          Third Quarter................................................  $ 5  1/8 $4
          Fourth Quarter (through June 20).............................  $ 5  5/8 $3  1/2

     On June 20, 1997, the reported closing price for the Shares on the NASDAQ/NMS was $5 5/8 per Share. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7. EFFECT OF THE OFFER ON MARKET FOR THE SHARES, NASDAQ QUOTATION, AND EXCHANGE ACT REGISTRATION

     The purchase of Shares by the Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

     The Shares are authorized for quotation on the NASDAQ/NMS. According to NASDAQ's published guidelines, the Shares would no longer meet the inclusion requirements of NASDAQ/NMS if, among other things, the number of publicly held Shares (excluding Shares held directly or indirectly by officers and directors of the Company and any person who is a beneficial owner of more than 10% of the outstanding Shares) was less than 200,000, the aggregate market value of publicly held Shares was less than $1.0 million, or there were fewer than 400 holders of the Shares or 300 holders of round lots. If these standards were not met, quotations might continue to be published in the over-the-counter "additional list" or one of the "local lists" unless, as set forth in NASDAQ's published guidelines, among other things, the number of publicly held Shares was less than 100,000, or there were fewer than 300 holders in total. According to the Company, as of June 10, 1997 there were approximately 514 holders of record of Shares and 6,989,456 Shares outstanding.

     If the Shares cease to qualify for quotation on the NASDAQ Stock Market, the market therefore could be adversely affected. It is possible that the Shares would be traded on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges or other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of shareholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

     The Shares are presently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

     Exchange Act Registration

     The Shares are currently registered under the Exchange Act. Such registration may be terminated by the Company upon application to the Commission if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to shareholders, no longer applicable with respect to the Shares. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for NASDAQ reporting or for continued inclusion on the Federal Reserve Board's list of "margin securities." THE PURCHASER INTENDS TO SEEK TO CAUSE THE COMPANY TO APPLY FOR TERMINATION OF REGISTRATION OF THE SHARES AS SOON AS POSSIBLE AFTER CONSUMMATION OF THE OFFER IF THE REQUIREMENTS FOR TERMINATION OF REGISTRATION ARE MET.

8.  CERTAIN INFORMATION CONCERNING THE COMPANY.

     The Company is a Minnesota corporation with its principal executive offices located at 560 Oak Grove Parkway, Vadnais Heights, Minnesota 55127. The Company was founded in 1972 and had its initial public offering in 1994.

     The Company is an international distributor of specialty and standard fasteners to the industrial market, offering its customers a broad line of fastener products and a wide range of value-added services. These services include innovative inventory management programs, engineering and design support and continuous quality assurance programs, which enable the Company's customers to lower their overall costs of purchasing, handling and designing fasteners, and assembling their products. The Company distributes fasteners to approximately 7,500 original equipment manufacturers and other industrial manufacturers, assemblers and subassemblers that operate in a broad range of industries, as well as to other distributors. The Company currently operates seven distribution centers in the Midwest and Southeast and has approximately 380 employees.

     Set forth below is certain summary consolidated financial information for the Company's last three fiscal years as contained in the Company's 1996 Annual Report to Shareholders and for the nine months ended March 31, 1997 and March 31, 1996 as contained in the Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997 and March 31, 1996. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the Commission.

                        ARDEN INDUSTRIAL PRODUCTS, INC.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   NINE MONTHS ENDED
                                                       MARCH 31,       FISCAL YEAR ENDED JUNE 30,
                                                   -----------------   ---------------------------
                                                    1997      1996      1996      1995      1994
                                                   -------   -------   -------   -------   -------
                                                      (UNAUDITED)
INCOME STATEMENT INFORMATION:
Sales............................................  $65,335   $66,090   $87,510   $86,330   $69,526
Gross profit.....................................   17,647    19,145    25,185    26,980    22,917
Income (Loss) before income taxes................   (1,562)      342       662     5,838     6,099
Net income (Loss)................................     (953)      210       404     3,578     3,689
BALANCE SHEET INFORMATION:
Total assets.....................................   42,162    41,943    43,300    40,407    34,957
Shareholders' equity.............................   30,211    30,971    31,165    30,761    27,149
PER SHARE INFORMATION:
Net income (Loss) per common share...............     (.14)      .03       .06       .51       .62
Weighted average number of common and common
  equivalent shares outstanding..................    6,989     6,989     7,007     6,987     5,992

     The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. Although neither Parent nor Purchaser has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue, neither Parent nor Purchaser takes any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent and Purchaser.

     The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and should also be available for inspection and copying at the following regional offices of the Commission: 1400 Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies may be obtained, by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

9.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND PARENT.

     The Purchaser is a Minnesota corporation incorporated on June 12, 1997 and to date has engaged in no activities other than those incident to its formation and the commencement of the Offer. The Purchaser is a wholly owned subsidiary of Parent. Parent, a diversified logistics and manufacturing company, was incorporated under the laws of the State of Ohio on November 20, 1984. The principal executive offices of the Purchaser and Parent are located at 23000 Euclid Avenue, Cleveland, Ohio 44117.

     Additional information concerning Parent is set forth in Parent's Annual Report on Form 10-K for the year ended December 31, 1996, which information is incorporated by reference herein, and subsequent

Quarterly Reports on Form 10-Q, which reports may be obtained from the SEC in the manner set forth with respect to information concerning the Company in
Section 8.

     Set forth below is certain consolidated financial information of Parent:

                           PARK-OHIO INDUSTRIES, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 THREE MONTHS ENDED              YEAR ENDED
                                                      MARCH 31,                 DECEMBER 31,
                                                ---------------------       ---------------------
                                                  1997         1996           1996         1995
                                                --------     --------       --------     --------
                                                     (UNAUDITED)
Operations
  Net Sales...................................  $ 93,806     $ 90,854       $347,679     $289,501
  Income from continuing operations...........     2,242        2,582          9,693       19,813
  Income from discontinued operations.........         0        1,499         11,642        4,221
                                                --------     --------       --------     --------
  Net income..................................  $  2,242     $  4,081       $ 21,335     $ 24,034
                                                ========     ========       ========     ========
  Net income per common share:
     Continuing operations....................  $    .20     $    .24       $    .88     $   1.93
     Discontinued operations..................         0          .14           1.06          .41
                                                --------     --------       --------     --------
     Net income...............................  $    .20     $    .38       $   1.94     $   2.34
                                                ========     ========       ========     ========
Common shares used in the Computation.........    11,097       10,816         10,960       10,257
                                                ========     ========       ========     ========
Financial Position
  Working capital.............................  $105,299     $105,223       $ 99,723     $ 96,719
  Total assets................................   300,277      310,828        282,910      301,747
  Long-term debt..............................    72,977      103,932         60,754       96,503
  Subordinated debentures.....................    22,235       22,235         22,235       22,235
  Shareholders' equity........................   119,950      100,080        115,698       95,954

     The name, citizenship, business address, present principal occupation, and material positions held during the past five years of each of the directors and executive officers of Parent and the Purchaser are set forth in Schedule A to this Offer to Purchase.

     Except as set forth in Schedule A, neither the Purchaser nor Parent, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any equity securities of the Company. Neither the Purchaser nor Parent, nor, to the best of their knowledge, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in such equity securities during the past 60 days.

     Except as set forth in Sections 10 and 11, neither the Purchaser nor Parent, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in Sections 10 and 11, there have been no contacts, negotiations or transactions since 1994 between Parent or the Purchaser, or, to the best of their knowledge, any of the persons listed in Schedule A hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Except as described in Sections 10 and 11, neither the Purchaser nor Parent, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has since January 1, 1994 had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer.

10.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

     Representatives of Parent and the Company originally met on March 18, 1997 in Bloomington, Minnesota to discuss the possibility of combining the Parent's logistics segment and the Company, with Parent receiving equity in the combined public company. The Company signed a confidentiality agreement on March 19, 1997 in order to receive confidential information on Parent's logistics segment. Subsequently, a meeting was held in Cleveland, Ohio on April 15, 1997 to further discuss the combination and a confidentiality agreement was executed by Parent in order to receive confidential information concerning the Company. The Company sent a letter on April 22, 1997 to Parent responding to the April 15, 1997 discussions. The letter raised several issues including the ownership percentage which parent would have in the combined company and the protections for the minority shareholders in the combined company. Having determined that resolving these issues would be difficult and time-consuming, Parent sent a letter to the Company on April 29, 1997 outlining a transaction in which Parent would acquire the Company in a merger transaction at a price equal to $6.00 per outstanding Share. During May, 1997, executives of Parent and the Company held several telephone conversations regarding Parent's offer. On June 2, 1997, executives of Parent and the Company met in Vadnais Heights, Minnesota for further discussions.

     On June 4, 1997, attorneys for Parent and the Company began negotiating the terms and conditions of the Merger Agreement. The Boards of Directors of Parent and the Company approved the transactions contemplated by the Merger Agreement (including the Offer) on June 12, 1997 and June 16, 1997, respectively. The Merger Agreement was executed on June 16, 1997. Thereafter, Parent performed ten days of additional due diligence which was completed on June 25, 1997. During the due diligence period, Parent engaged in discussions with certain executive officers of the Company (including the Chairman and Senior Vice President of Marketing, the President and Chief Executive Officer and the Chief Financial Officer) regarding the provision of services by such persons as consultants to the surviving corporation ("Surviving Corporation") after the Effective Time. No formal consulting agreements have been entered into; however, it is anticipated that such agreements will provide for the payment of fees for services performed and agreements not-to-compete with Parent or the Surviving Corporation.

     A copy of the Merger Agreement has been filed as an Exhibit to the Schedule 14D-1 filed by Purchaser and Parent with the Commission and is available for inspection and copying at the principal office of the Commission in the manner set forth in Section 8.

11.  PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; THE MERGER; DISSENTERS'
RIGHTS.

     Purpose/Plans

     The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring control of, and the entire equity interest in, the Company.

     The acquisition of 90% or more of the outstanding Shares pursuant to the Offer will permit the Merger to be effected under Minnesota law immediately upon consummation of the Offer, without the approval of the Company's shareholders. Therefore, if at least approximately 6,290,510 Shares (or such greater number as may be necessary if options are exercised) are acquired pursuant to the Offer, the Purchaser will be able to, and pursuant to the terms of the Merger Agreement, the parties to the Merger Agreement will be required to, effect the Merger without a meeting of holders of Shares. If the Minimum Condition is met (but less than 90% of the outstanding Shares are acquired), a special meeting will be called to obtain shareholder approval of the Merger. In such case, subject to the fiduciary duty of the Board of Directors of the Company and the requirements of applicable law, the Company will be required pursuant to the terms of the Merger Agreement, to (a) hold such meeting as promptly as practicable following the termination of the Offer, (b) prepare and file (in consultation with Parent and Parent's counsel) a proxy statement with the Commission, (c) use reasonable efforts to have such proxy statement cleared by the Commission as promptly as practicable, and (d) take all action necessary to secure the approval of the Company's shareholders. Upon consummation of the Offer, Purchaser will have a sufficient number of votes to approve the Merger at such meeting.

     Following the Offer and the Merger, Parent anticipates that it will operate the Company as a wholly owned subsidiary of Parent.

     There can be no assurance that the Merger will take place because the Merger is subject to conditions discussed below which are beyond the control of Parent and the Company. In the event that, for any reason, the Merger does not occur, depending on the results of the Offer, Parent may consider the desirability of acquiring either additional Shares or the entire remaining equity interest in the Company. If Parent determines to do either, any such future transaction or transactions might be by means of a merger, reverse stock split, open market or privately negotiated purchases, one or more additional tender offers, exchange offers or otherwise. Such transactions might be on terms and at prices more or less favorable than those of the Offer. Moreover, the decision to enter into such future transactions and the forms they might take will depend on the circumstances then existing, including the financial resources of the Company and Parent and Parent's business, tax and accounting objectives, performance of the Shares in the market, availability and alternative uses of funds, money market and stock market conditions, general economic conditions and other factors.

     The Merger Agreement

     Certain provisions of the Merger Agreement are summarized below. Such description is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which has been filed by Parent as an exhibit to the
Schedule 14D-1 and may be obtained in the manner described in Section 8. The Merger Agreement provides, in pertinent part, that:

     Promptly after the purchase of Shares pursuant to the Offer and the receipt of any required approval by the Company's shareholders of the Merger Agreement and the satisfaction or waiver of certain other conditions, the Purchaser will be merged with and into the Company. Upon consummation of the Merger ("Effective Time"), each then outstanding Share (other than Shares owned by shareholders exercising their dissenters' rights in accordance with Section 302A.473 of the
MBCA) will be converted into the right to receive an amount in cash ("Merger Consideration") equal to the per Share price paid pursuant to the Offer.

     Following consummation of the Merger, (a) the Company will be the Surviving Corporation, (b) the Articles of Incorporation, By-laws and directors of the Purchaser at the Effective Time will be the Articles of Incorporation, By-laws and directors of the Surviving Corporation, and (c) the officers of the Company at the Effective Time will be the officers of the Surviving Corporation until they resign or are replaced.

     The closing of the Merger shall take place on the later of the first business day following the date on which the last of the conditions, set forth in the Merger Agreement, is fulfilled or waived or July 25, 1997 ("Closing Date").

     The obligation of the Company, the Purchaser and Parent to effect the Merger are subject to the satisfaction or waiver, on or before the Closing Date, of certain conditions, including (a) the acceptance and purchase by the Purchaser of Shares pursuant to the Offer, (b) the adoption of the Merger Agreement by the shareholders of the Company or the acquisition by Purchaser of 90% or more of the outstanding Shares, (c) the expiration of any applicable waiting period under the H-S-R Act, and (d) there being no statute, rule, regulation, decree, injunction or other order of any nature of any court or governmental authority which prevents or materially changes the transactions contemplated by the Merger Agreement; provided; however, that in the case of a decree, injunction or other order, the party invoking such condition shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order.

     The obligations of Purchaser and Parent to effect the Merger are subject to the satisfaction or waiver of the following conditions on or before the Closing
Date: (a) the Company shall have performed in all material respects all obligations and covenants required to be performed by it under the Merger Agreement; (b) all necessary approvals of any governmental authority in connection with the Merger shall have been obtained, except where the failure to obtain such approval would not have a material adverse effect on the Company;
(c) there shall not have been entered any order by any governmental authority in any suit, action or proceeding which requires the payment of material damages by Purchaser, Parent or the Company in connection with the Offer or the Merger or prohibits or limits certain ownership or operating rights of Parent and/or its subsidiaries; and (d) each of the representations and warranties of the Company contained in the Merger Agreement shall be true and correct on the Closing Date (unless they expressly relate to an earlier date).

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether prior to or after approval by the shareholders of the Company, by the mutual written consent of the Board of Directors of Parent and the Board of Directors of the Company. The Merger Agreement may also be terminated as described below.

     The Merger Agreement may be terminated by either of the Board of Directors of Parent or the Board of Directors of the Company if (a) Purchaser or Parent has not purchased Shares in accordance with the terms of the Offer on or prior to September 23, 1997 (provided that the right to so terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or results in, the failure of any such condition) or (b) any governmental authority shall have issued an order, decree or ruling or taken any other action prohibiting the transactions contemplated by the Merger Agreement and such action shall have become final and non-appealable.

     The Merger Agreement may be terminated by the Board of Directors of the Company if (a) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company shall have taken a Permitted Action (as defined below) and upon or prior to such termination, the Company shall have paid Parent a termination fee of $1.5 million, (b) prior to the purchase of Shares pursuant to the Offer, either of Purchaser or Parent shall have failed in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or shall have breached in any material respect its representations and warranties contained in the Merger Agreement (provided that such breach has not been cured prior to termination), (c) Purchaser or Parent shall have terminated the Offer, or the Offer shall have expired, without Purchaser purchasing any Shares pursuant thereto (provided the Company is not then in material breach of the Merger Agreement), (d) due to an occurrence that, if occurring after the commencement of the Offer, would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Purchaser or Parent shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer (provided that the Company is not then in material breach of the Merger Agreement) or (e) the commitment from Parent's lenders to provide funds for Purchaser's acquisition of Shares, as described in the Merger Agreement, shall have ceased to be in force or replaced by a similar commitment in form and substance satisfactory to the Company.

     As used herein, the term "Permitted Action" means (a) a withdrawal or modification by the Board of Directors of the Company of its approval or recommendation of the Merger Agreement, the Offer or the Merger in a manner adverse to Purchaser and Parent or (b) an approval or recommendation, or entry into an agreement, regarding an acquisition proposal of a type which the Board of Directors of the Company is permitted to entertain pursuant to the Merger Agreement and with respect to which the Board of Directors of the Company is required to act on in order to comply with its fiduciary duties to the shareholders of the Company.

     The Merger Agreement may be terminated by the Board of Directors of Parent if (a) due to an occurrence that, if occurring after the commencement of the Offer, would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Purchaser or Parent shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer (provided that Acquiror is not then in material breach of the Merger Agreement), (b) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company shall have taken a Permitted Action, (c) prior to the purchase of Shares pursuant to the Offer, it shall have been publicly disclosed or Purchaser or Parent shall have learned that any person, entity or group shall have acquired, or shall have been granted any option, right or warrant to acquire, beneficial ownership of more than (i) 20% of any class of series of the capital stock of the Company or (ii) 10% of any class of series of the capital stock of the Company and such person, entity or group shall have manifested an intent to acquire additional Shares for any reason other than passive investment, (d) Purchaser or Parent shall have terminated the Offer or the Offer shall have expired without Purchaser or Parent purchasing any Shares thereunder (provided that neither Purchaser nor Parent is then in material breach of the Merger Agreement) or (e) the Company shall have failed in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement.

     From and after the date of the Merger Agreement until the Effective Time, the Company will not, nor will it authorize any of its officers, directors, employees, agents or representatives to, (a) solicit, initiate or knowingly encourage submission of any Acquisition Proposal (as defined below), (b) enter into any agreement with respect to an Acquisition Proposal, or (c) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; provided, however, that: (y) the Company may engage in discussions with, and provide information to a third party who, without any solicitation from the Company or representatives of the Company, seeks to engage in such discussions or requests such information if (i) the Board of Directors of the Company determines that failing to do so would violate its fiduciary duties to the Company's shareholders, (ii) the Company first obtains an executed confidentiality agreement from such third party, and (iii) the Acquisition Proposal would entitle the holders of Shares to receive aggregate consideration in excess of $6.00 per Share; and (z) the Board of Directors of the Company may take and disclose to the Company's shareholders a position with regard to a tender offer or exchange offer and make such other disclosure in connection therewith as may be required by law. The Company will immediately notify Purchaser and Parent of any Acquisition Proposal, including the material terms thereof and the identity of the offeror.

     As used herein, the term "Acquisition Proposal" means any proposal or offer from any person relating to (a) any acquisition or purchase of more than 10% of either the capital stock of the Company or the assets of the Company, (b) any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of the capital stock of the Company, or (c) any merger, consolidation or business combination, involving the Company, other than the transactions contemplated by the Merger Agreement.

     Prior to the Effective Time, the Company will take such actions as may be necessary such that, at the Effective Time, each then outstanding option to purchase Shares, whether or not then vested or exercisable, shall be canceled and the holders thereof shall become entitled, upon surrender to the Company, to receive an amount of cash equal to the product of (a) the excess, if any, of the purchase price paid pursuant to the Offer over the exercise price per Share provided for in such option and (b) the number of Shares issuable pursuant to the unexercised portion of such option, less any required withholding of taxes. Parent has agreed to advance funds to the Company to the extent necessary to effect the cancellation of such options.

     The Company will file with the Commission contemporaneously with the commencement of the Offer, and mail to its shareholders, a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Board of Directors of the Company that the Company's shareholders accept the Offer and approve and adopt the Merger Agreement. Subject to compliance with applicable law, promptly following the purchase by Purchaser of more than 50% of the Shares pursuant to the Offer, the Company will, if requested by Parent, take all actions necessary to cause persons designated by Parent to become directors of the Company so that the total number of such persons equals the number of directors, rounded up to the next whole number, which represents the product of (a) the total number of directors on the Board of Directors multiplied by (b) the percentage that the number of Shares accepted by Purchaser for payment bears to the number of Shares outstanding at the time of such acceptance for payment; provided that, prior to the Effective Time, the Company's Board of Directors shall always have at least three members who are not officers, designees, shareholders or affiliates of Parent and provided, further, that prior to the Effective Time, the affirmative vote of a majority of the directors of the Company who are not officers, designees, shareholders or affiliates of Parent shall be required to take any action by the Company which, pursuant to the Merger Agreement, must be taken by the Board of Directors of the Company.

     The Merger Agreement provides that following the Merger, the Articles of Incorporation and By-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Articles of Incorporation and Bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers or employees of the Company, unless such modification is required by law. Subject to, and pursuant to, the provisions of the Merger Agreement, the Company must, and after the Effective Time the Surviving Corporation must, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless each present and former director, officer and employee of the Company against any costs or expenses, judgments, fines, losses, claims and liabilities in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any action or omission in such person's capacity as an officer, director or employee of the Company for a period of six years after the Effective Time. In the event that the Surviving Corporation lacks sufficient funds to indemnify any such party as contemplated by the Merger Agreement, Parent shall be responsible for the payment of, and shall pay, such deficiency. Subject to certain qualifications set forth in the Merger Agreement, Parent shall use its best efforts to cause to be maintained in effect for three years from the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company.

     The Merger Agreement also contains certain restrictions as to the conduct of business by the Company pending the Merger, as well as representations and warranties of each of the parties customary in transactions of this kind. Subject to the requirements of applicable law, the Merger Agreement may be amended at any time prior to the Effective Time by action taken by the Company, Parent and the Purchaser.

     Dissenters' Rights

     No dissenters' rights are available in connection with the Offer. However, if the Merger is consummated, dissenting shareholders who comply with the procedural requirements summarized below may demand payment of fair value for their Shares under Section 302A.473 of the MBCA. To be entitled to payment, the dissenting shareholder must not accept the Offer and must file, prior to the vote for the Merger, a written notice of intent to demand payment of the fair value of the shares and must not vote in favor of the Merger. Any shareholder contemplating the exercise of their dissenters' rights shall be directed to review carefully the provisions of Section 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights. SUCH RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF SECTION 302A.473 ARE NOT FULLY AND PRECISELY SATISFIED.

     Shareholders of the Company who do not demand payment for their shares as provided above and in Section 302A.473 of the MBCA shall be deemed to have assented to the Merger. A vote against the Merger, however, is not necessary to entitle dissenting shareholders to require the Company to purchase their shares. Conversely, a vote against the Merger is not sufficient to protect the rights of shareholder as a dissenter without the concurrent compliance with the procedural requirements under state law.

     If the Purchase acquires at least ninety percent of the Shares pursuant to the Offering, no shareholder vote will be required to consummate the Merger. In such event, no notice of intent to demand dissenter's rights is required.

     If and when the Merger is approved by shareholders of the Company or effected without a vote of shareholders and not abandoned by the Board of Directors, the Company shall notify all shareholders who have dissented as provided above of:

          (a) the address to which demand for payment and certificates Shares must be sent to obtain payment and the date by which they must be received;

          (b) any restriction on transfer of uncertificated Shares that will apply after the demand for payment is received;

          (c) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

          (d) a copy of Sections 302A.471 and 302A.473 of the MBCA and a brief description of the procedures to be followed to dissent and obtain payment of fair values for Shares.

     To receive the fair value of the Shares, a dissenting shareholder must demand payment and deposit share certificates within 30 days after the notice was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect. Under Minnesota law, notice by mail is given by the Company when deposited in the United States mail. A shareholder who fails to make demand for payment and to deposit certificates will lose the right to receive the fair value of the shares notwithstanding the timely filing of the first notice of intent to demand payment. After the effective date of the resolutions, the Company shall remit to the dissenting shareholders who have complied with the above-described procedures the amount the Company estimates to be the fair value of such shareholder's shares, plus interest.

     If a dissenter believes that the amount remitted by the Company is less than the fair value of the shares, with interest, the shareholder may give written notice to the Company of the dissenting shareholder's estimate of fair value, with interest, within 30 days after the Company mails such remittance and demand payment of the difference. UNLESS A SHAREHOLDER MAKES SUCH A DEMAND WITHIN SUCH THIRTY-DAY PERIOD, THE SHAREHOLDER WILL BE ENTITLED ONLY TO THE AMOUNT REMITTED BY THE COMPANY.

     Within sixty days after the Company receives such a demand from a shareholder, it will be required either to pay the shareholder the amount demanded or agreed to after discussion between the shareholder and the Company or to file in court a petition requesting that the court determine the fair value of the shares, with interest. All shareholders who have demanded payments for their shares, but have not reached agreement with the Company, will be made parties to the proceeding. The court will then determine whether the shareholders in question have fully complied with the provisions of Section 302A.473 and will determine the fair value of the shares, taking into account any and all factors the court finds relevant (including the recommendation of any appraisers that may have been appointed by the Court), computed by any method that the court, in its discretion, sees fit to use, whether or not used by the Company or a shareholder. The costs and expenses of the court proceeding will be assessed against the Company, except that the court may assess part or all of those costs and expenses against a shareholder whose action in demanding payment is found to be arbitrary, vexatious, or not in good faith.

     The fair value of the Company's Shares means the fair value of the shares immediately before the effectiveness of the Merger. Under Section 302A.471, a shareholder of the Company has no right at law or in equity to set aside the consummation of the Merger, except if such consummation is fraudulent with respect to such shareholder or the Company.

     Any shareholder making a demand for payment for fair value may withdraw the demand at any time prior to the determination of the fair value of the shares by filing written notice of such withdrawal with the Company.

12.  SOURCE AND AMOUNT OF FUNDS.

     The Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $44.5 million. Purchaser will obtain such funds from Parent, which will borrow such funds on an unsecured basis from a group of banks pursuant to a senior credit facility which consists of a $35 million term loan and $140 million in revolving credit commitments ("Credit Facility"). Fundings under the Credit Facility will be available to Parent at the lending agent's base rate or, at Parent's election, at LIBOR plus a percentage which fluctuates based on specific financial ratios. Interest will be payable, at Parent's election, monthly, bi-monthly, quarterly or semiannually. The Credit Facility expires on April 11, 2001. No plans or arrangements have been made to refinance or repay borrowings under the Credit Facility.

13.  CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer and provided that Purchaser shall not be obligated to accept for payment any Shares until expiration of all applicable waiting periods under the H-S-R Act, Purchaser shall not be required to accept for payment or pay for, and may delay the acceptance for payment of or payment for, any tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if (i) the Minimum Condition shall have been satisfied or (ii) at any time on or after June 23, 1997 (unless otherwise indicated below) and at or before the time of payment for such Shares (whether or not Shares have been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur:

          a. there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,
     (iii) a commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental or regulatory authority on, or any other event which might affect, the extension of credit by lending institutions, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the reasonable judgment of the Purchaser, a material acceleration or worsening thereof;

          b. the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements under the Merger Agreement or there shall have been a breach of any representation or warranty on the part of the Company having a material adverse effect on the Company or the Company's value to Acquiror or materially adversely affecting (or materially delaying) the Offer or the Merger;

          c. there shall have been instituted or pending any action, litigation, proceeding, investigation or other application ("Action"), (including any worsening of any existing Action) before any United States court or governmental entity by any United States governmental entity (i) challenging the acquisition by Parent or Purchaser of Shares, seeking to restrain or restrain or prohibit the consummation of the Offer or the Merger, or obtain any material damages in connection therewith, (ii) seeking to prohibit, or impose any material limitations on, Parent's or Purchaser's ownership or operation of all the Company's business or assets or to compel Parent or Purchaser to dispose of or hold separate all or any portion of the Company's business or assets as a result of the transactions contemplated by the Offer or the Merger, which limitations would have a material adverse effect with respect to the value of the Company to Parent,
     (iii) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render Purchaser unable to, or result in a material delay in, or materially restrict, the ability of Purchaser to accept for payment, purchase or pay for some or all of the Shares, (iv) seeking to impose material limitations on the ability of Parent or Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares purchased by it on all matters properly presented to the shareholders of the Company or (v) that is reasonably likely to have a material adverse effect on the Company or the value of the Shares to Parent or Purchaser as a result of the consummation of the transactions contemplated by the Offer and the Merger;

          d. any statute, rule, regulation, order or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger, or any other action shall have been taken, proposed or threatened, by any United States court or other governmental authority other than the application to the Offer or the Merger of the waiting periods under the H-S-R Act, that, directly or indirectly, can reasonably be expected to result in any of the consequences referred to in clauses (i) through (v) of subsection (c) above;

          e. a tender or exchange offer for some portion or all the Shares shall have been commenced or publicly proposed to be made by another person (including the Company), or it shall have been publicly disclosed that any person, entity or "group," as defined in Section 13(d)(3) of the Exchange Act (other than Parent or the Purchaser) shall have (i) become the beneficial owner of more than 20% of the Shares, (ii) become the beneficial owner of more than 10% of the Shares for any reason other than passive investment or (iii) entered into an agreement with respect to an Acquisition Proposal with or involving the Company;

          f. any change shall have occurred in the financial condition, properties, businesses or results of operations of the Company that is or is reasonably likely to have a material adverse effect on the Company;

          g. the Board of Directors of the Company (or a special committee thereof) shall have amended, modified or withdrawn its recommendation of the Offer or the Merger, or shall have failed to publicly reconfirm such recommendation upon request by Parent or Purchaser, or shall have endorsed, approved or recommended any other Acquisition Proposal, or shall have resolved to do any of the foregoing;

          h. the Merger Agreement shall have been terminated in accordance with its terms or Parent or Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for Shares;

          i. any Action is instituted or pending by a non-governmental person (or there shall be a worsening of an existing action) which, in the reasonable judgment of Parent, has a reasonable likelihood of success, and if successful on the merits, is more likely than not to have a material adverse effect on the Company or the value of the Shares to Parent as a result of the consummation of the transactions contemplated by the Offer and the Merger; or

          j. there has been any (i) release of hazardous substances in, on, under or affecting any properties currently or formerly owned, operated or leased by the Company in violation of, or as would be reasonably anticipated to result in liability under, applicable environmental laws or
     (ii) disposal of hazardous substances or any other substance in a manner that has led to, or could reasonably be expected to lead to, a violation of applicable environmental laws except, in either case, as disclosed in the disclosure schedules which have been incorporated into the Merger Agreement and except, in either case, for those which, individually or in the aggregate, are not reasonably likely to have a material adverse effect on the Company;

which, in the sole judgment of Parent and Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to such condition or may be waived by Parent or the Purchaser, by express and specific action to that effect, in whole or in part at any time and from time to time in its sole discretion.

14.  CERTAIN LEGAL MATTERS.

     General

     Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to the Company, Parent and the Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to the Company's or Parent's business or that certain parts of the Company's or Parent's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 13.

     Antitrust Compliance

     Under the H-S-R Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice ("Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser is subject to these requirements. See Section 2 of this Offer to Purchase as to the effect of the H-S-R Act on the timing of the Purchaser's obligation to accept Shares for payment.

     Pursuant to the H-S-R Act, Parent filed a Notification and Report Form with respect to the acquisition of Shares pursuant to the Offer with the Antitrust Division and the FTC on June 26, 1997. Under the provisions of the H-S-R Act applicable to the purchase of Shares pursuant to the Offer, such purchases may not be made until the expiration of a 15-calendar day waiting period following the filing by Parent. Accordingly, the waiting period under the H-S-R Act will expire at 11:59 p.m., New York City time, on July 11, 1997, unless early termination of the waiting period is granted or Parent receives a request for additional information or documentary material prior thereto. Pursuant to the H-S-R Act, Parent has requested early termination of the waiting period applicable to the Offer. There can be no assurances given, however, that the 15-day H-S-R Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Parent, the waiting period would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Thereafter, the waiting period could be extended only by agreement or by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the H-S-R Act, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with unless the waiting period is sooner terminated by the FTC or the Antitrust Division. See Section 2. Only one extension of such waiting period pursuant to a request for additional information is authorized by the rules promulgated under the H-S-R Act, except by agreement or by Court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the Purchaser's purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company, Parent or any of Parent's subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result would be. See Section 13 of this Offer to Purchase for certain conditions to the Offer that could become applicable in the event of such a challenge.

     State Takeover Laws

     Section 302A.673 of the MBCA ("Section 302A.673") generally provides that a Minnesota corporation which has at least 50 shareholders may not engage in any Business Combination (defined to include a variety of transactions, including mergers), or vote, consent or otherwise act to authorize any of its subsidiaries to engage in a business combination, with any Interested Shareholder (defined to include, among others, any person who beneficially owns or controls 10% or more of a corporation's outstanding voting stock) for a period of four years following the date such person became an Interested Shareholder, unless before such person became an Interested Shareholder, a committee of disinterested directors of the corporation formed pursuant to Section 302A.673 approved the Business Combination or approved the transaction in which the Interested Shareholder became an Interested Shareholder. Because a committee of the Board of Directors of the Company formed pursuant to Section 302A.673 has unanimously approved the Offer and the Merger, the requirements of Section 302A.673 have been satisfied.

     Chapter 80B of the Minnesota Corporate Takeovers Act ("Chapter 80B") generally provides that it is unlawful for any person to make a takeover offer unless a registration statement on the form prescribed by the Commissioner of Commerce shall have been filed with the Commissioner of Commerce and delivered to the target company, and the material terms of and certain specified information shall be delivered to all offerees as soon as practicable after the date of the filing of such registration statement. The Purchaser has complied with Chapter 80B in connection with the Offer.

     The Purchaser does not believe that any state takeover laws, other than
Section 302A.673 and Chapter 80B, apply to the Offer and it has not complied with any other state takeover laws. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, the Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. See Section 13.

15.  FEES AND EXPENSES.

     In connection with the offer, the Company has retained the services of Value Investing Partners, Inc., as Dealer Manager, Corporate Investor Communications, Inc., as Information Agent, and National City Bank, as Depositary.

     Parent has agreed to pay reasonable and customary compensation to the Dealer Manager in connection with the Offer. In addition, Parent has agreed to pay reasonable and customary compensation to the Information Agent and the Depositary for their services in connection with the Offer, to reimburse them for certain out-of-pocket expenses incurred in connection with the Offer, and to indemnify and hold them harmless against certain liabilities in connection with the Offer.

     The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Shares. No commissions will be paid by the Purchaser or Parent to brokers, dealers, banks and trust companies, but such persons will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

16.  MISCELLANEOUS.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     When the securities or blue sky laws of a jurisdiction require the Offer to be made by a licensed broker or dealer, the Offer will be deemed made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

     Neither the Purchaser nor Parent is aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

     The Purchaser and Parent have filed with the Commission a Tender Offer Statement on Schedule 14D-1 pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which furnishes certain additional information with respect to the Offer, and may file amendments thereto. The Company has filed with the Commission a Solicitation/Recommendation Statement on
Schedule 14D-9 with respect to the Offer pursuant to Rule 14d-9 under the Exchange Act. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in Washington, D.C. in the manner set forth in Section 8.

     No person has been authorized to give any information or make any representation on behalf of Parent or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as being accurate or as having been authorized.

                                          PARK-OHIO INDUSTRIES, INC.
                                          P O ACQUISITION CORPORATION

                                                                      SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

     1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The following sets forth the name, business address, present principal occupation and the material occupations, positions and employment within the past five years for each director and executive officer of Parent. Each person listed below is of United States citizenship and, unless otherwise specified, has his principal business address at the offices of Parent located at 23000 Euclid Avenue, Cleveland, Ohio 44117.

                                                  PRESENT PRINCIPAL OCCUPATION OR
                                                 EMPLOYMENT AND MATERIAL POSITIONS
     NAME AND BUSINESS ADDRESS                      HELD DURING PAST FIVE YEARS
-----------------------------------    ------------------------------------------------------
Edward F. Crawford.................    Chairman of the Board, Chief Executive Officer and
                                       President of Parent since 1992; Chairman of the Board
                                       and Chief Executive Officer of Crawford Group, Inc.
                                       (manufacturing businesses) since 1964; Director of
                                       Continental Global Group, Inc. (conveyor equipment
                                       manufacturer) since 1997.
James W. Wert......................    Director of Parent since 1992; Director of Continental
  32700 Meadowlark Way                 Global Group, Inc. (conveyor equipment manufacturer)
  Pepper Pike, OH 44124                since 1997; Senior Executive Vice President and Chief
                                       Investment Officer of KeyCorp (financial services
                                       company) from 1995 to 1996; Chief Financial Officer of
                                       KeyCorp from 1994 to 1995; Vice Chairman and Chief
                                       Financial Officer of Society Corporation (financial
                                       services company) from 1990 to 1994.
Lewis E Hatch, Jr..................    Director of Parent since 1992; Director of Teleflex,
  1008 Sea Palms West Drive            Incorporated (medical equipment manufacturer) since
  St. Simons, Island, GA 31522         1976; Chairman of the Board and Chief Operating
                                       Officer of Rusch International (medical device
                                       company) from 1986 to 1992.
Thomas E. McGinty..................    Director of Parent since 1986; Chairman of the Board
  2 Commerce Park Square               and Chief Executive Officer of Parent from 1991 to
  Beachwood, OH 44122                  1992; President of Belvoir Consultants, Inc.
                                       (management consultants) since 1983.
Lawrence O. Selhorst...............    Director of Parent since 1995; Chairman of the Board
  26300 Miles Road                     and Chief Executive Officer of American Spring Wire
  Bedford Hts., OH 44146               Corporation (spring wire manufacturer) since 1968;
                                       Chairman of the Board of RB&W Corp. (industrial
                                       fastener subsidiary of Parent) from 1992 to 1995;
                                       Director of Lincoln Electric Company (electric motor
                                       manufacturer) since 1992.
Felix J. Tarorick..................    Vice President of Operations of Parent since 1996;
                                       President of Kay Home Products, Inc. from 1992 to
                                       1995; President of RB&W Manufacturing from 1995 to
                                       1997.
James S. Walker....................    Vice President and Chief Financial Officer of Parent
                                       since 1991.
Ronald J. Cozean...................    Secretary and General Counsel of Parent since 1994;
                                       Associate at Squire, Sanders & Dempsey L.L.P. (law
                                       firm) from 1991 to 1994.
Matthew V. Crawford................    Assistant Secretary and Corporate Counsel of Parent
                                       since 1995; President of Crawford Container Company
                                       since 1991; Corporate Finance Analyst at McDonald &
                                       Co. Securities, Inc. from 1994 to 1995.
Patrick W. Fogarty.................    Chief Financial Officer of RB&W Corporation since
                                       1995; Senior Manager at Ernst & Young, LLP from 1983
                                       to 1995.

     2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. Set forth are the names and positions held by each of the Purchaser's directors and executive officers. The present principal occupation or employment, five-year employment history and business address of each of the directors and executive officers of the Purchaser is set forth in Item 1 above. All directors and executive officers listed below are citizens of the United States.

               NAME                                   POSITION WITH PURCHASER
-----------------------------------    ------------------------------------------------------
Edward F. Crawford.................    Chairman of the Board of Directors and President of
                                       Purchaser since inception.
James S. Walker....................    Director, Vice President and Treasurer of Purchaser
                                       since inception.
Ronald J. Cozean...................    Director and Secretary of Purchaser since inception.

     3. BENEFICIAL OWNERSHIP OF THE COMPANY'S SECURITIES. Parent beneficially owns 320,200 Shares, or approximately 4.6% of the outstanding Shares. No transactions in the Shares have been effected by Parent in the past 60 days.

     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each shareholder of the Company or his or her broker, dealer, bank, trust company or other nominee to the Depositary as follows:

                               The Depositary is:

                               NATIONAL CITY BANK

           By Mail:               By Facsimile Transmission   By Hand or Overnight Delivery:
                                 (for Eligible Institutions
                                           only):
National City Bank, Depositary       Fax: (216)476-8367       National City Bank, Depositary
        P. O. Box 94720                                         Corporate Trust Operations
  Cleveland, Ohio 44101-4720                                    Third Floor -- North Annex
  (800)622-6757 (Shareholder                                      4100 West 150th Street
           Questions)                                           Cleveland, Ohio 44135-1385

                         Confirm Facsimile Transmission
                                 by Telephone:

                                 (216)476-8049

     Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                               CORPORATE INVESTOR
                              COMMUNICATIONS, INC.
                               111 Commerce Road
                        Carlstadt, New Jersey 07072-2586
                        For Information Call Toll Free:
                                 (800)640-6242

                      The Dealer Manager for the Offer is:

                         VALUE INVESTING PARTNERS, INC.
                              1853 Post East Road
                          Westport, Connecticut 06880
                        For Information Call Toll Free:
                                 (800) 489-2190